KEYCORP

127 Public Square

Cleveland, Ohio 44114-1306

July 7, 2009

VIA EDGAR AND FACSIMILE ((703) 813-6983)

Justin Dobbie, Esq.

Christian Windsor, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.W.

Washington D.C. 20549

Re:	KeyCorp

Registration Statement on Form S-4, as amended

File No. 333-159490

Dear Messrs. Dobbie and Windsor:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, KeyCorp (the “Company”) hereby requests that the effectiveness of the above referenced Registration Statement on Form S-4, as amended, be accelerated to July 7, 2009 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (216) 689-4110 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very truly yours,

By:	/s/ Daniel R. Stolzer
Daniel R. Stolzer
Vice President and Deputy General Counsel